13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
TSX Venture Exchange: NVC

Neovasc Inc. Reports Third Quarter Fiscal Year 2008 Financial Results

     --Product Sales More Than Doubled Over Prior Year Quarter--
--Fully Integrated New Company Has Streamlined Operations and Sharpened
Commercial Focus--

December 1 2008 — Richmond, BC — Neovasc Inc. (TSXV: NVC), a new specialty vascular device company, today announced financial results for the third quarter and nine months ended September 30, 2008.

Neovasc Chief Executive Officer Alexei Marko noted, “These third quarter results, which reflect the first period of Neovasc’s operations as a fully consolidated company, include encouraging signs of progress while also reflecting significant one-time, non-recurring charges and expenses associated with the acquisition and integration of the two Israeli companies now combined into Neovasc. We made important gains during the quarter in integrating our three constituent companies into one well-functioning unit, including significantly streamlining our operations for greater efficiency and maximum effectiveness. We also actively participated in several major interventional cardiology conferences during the quarter, working with key opinion leaders to conduct a number of educational programs that were well-received and reflect the increased marketing focus that we view as essential to our future growth. Our goal is to strengthen our positioning as an innovative vascular intervention company with an exciting pipeline of products and technologies, and we will continue to focus on advancing our existing and new products and expanding our commercial reach."

Financial Results
Results for the three and nine months ended September 30, 2008 follow. All amounts are in Canadian dollars.

Revenues
During the third quarter, revenues increased 169% year-over-year from $218,840 for the quarter ended September 30, 2007 to $587,884 for the quarter ended September 30, 2008. Revenues increased 63% year-over-year from $890,899 for the nine months ended September 30, 2007 to $1,454,430 for the nine months ended September 30, 2008. The increase in revenues was primarily the result of growth in product sales of Neovasc’s tissue and surgical products and services.

Cost of Sales
The cost of sales and services for the three and nine months ended September 30, 2008 was $283,070 and $711,674 as compared to $105,897 and $426,637 in the comparative periods of 2007. Gross margins remained consistent during these periods. The gross margin for the third quarter of 2008 was 52%, compared to 52% in the third quarter of 2007.

Expenses
Total expenses excluding cost of sales and services for the third quarter of 2008 were $4,307,855, compared to $1,942,259 in the third quarter of 2007, primarily reflecting increased general and administrative costs associated with the acquisitions of the two Israeli companies and the formation of Neovasc, as well as increased investment in research and development. In addition, the Company began the amortization of the intangible, technology assets acquired in the acquisition of B-Balloon and Neovasc Medical. A non-cash amortization charge of $1,064,785 was incurred, which significantly impacted the Total Expense figure. Total expenses for the nine months ended September 30, 2008 and 2007 were $8,413,041 and $6,042,767, respectively.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Net Losses
The consolidated net loss for the three and nine months ended September 30, 2008 was $4,004,023 and $7,661,271 or $0.23 and $0.81 basic loss per share as compared with a net loss of $1,802,176 and $5,530,725, or $0.32 and $1.17 per share for the comparative periods in 2007. The increase in net loss in the third quarter of 2008 was primarily the result of increased general and administrative costs associated with the integration of the two companies and the formation of Neovasc, increased investment in research and development and initiation of amortization on the intangible technology assets acquired in the acquisitions.

Cash Position
At September 30, 2008, the Company had cash and cash equivalents of $5,106,522 and restricted cash related to a security on long-term debt of $50,000, as compared to cash of $3,242,404 as of December 31, 2007. At September 30, 2008 the Company had working capital of $4,784,455 as compared to working capital of $3,431,266 at December 31, 2007. Cash reserves were bolstered by an $8,325,004 equity financing the Company completed after the close of the second quarter, on July 1, 2008.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Balance Sheets

	September 30,	December 31,
	2008	2007

ASSETS

CURRENT
Cash and cash equivalents	$5,106,522	$3,242,404
Accounts receivable	512,332	568,964
Inventory (Note 7)	496,205	384,124
Prepaid expenses and other assets (Note 8)	351,229	18,755
	6,466,288	4,214,247
RESTRICTED CASH AND CASH EQUIVALENTS (Note 13)	50,000	50,000
RETIREMENT ASSETS (Note 12)	54,010	-
TECHNOLOGY (Note 10)	20,568,715	-
GOODWILL (Note 11)	3,557,082	-
PROPERTY AND EQUIPMENT (Note 9)	1,447,795	1,425,553
	$32,143,890	$5,689,800

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,630,217	$735,310
Current portion of long-term debt	20,297	19,559
Current portion of repayable contribution agreement	31,319	28,112
	1,681,833	782,981
LONG-TERM DEBT (Note 13)	423,899	441,540
REPAYABLE CONTRIBUTION AGREEMENT (Note 14)	286,835	283,959
RETIREMENT LIABILITIES (Note 12)	83,205	-
	2,475,772	1,508,480

SHAREHOLDERS’ EQUITY

Share capital (Note 15)	58,606,916	28,835,081
Contributed surplus (Note 15)	4,352,871	976,637
Deficit	(33,291,669)	(25,630,398)
	29,562,179	4,181,320
	$32,143,890	$5,689,800

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the three and nine months ended September 30

	Three months ended		Nine months ended
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

SALES (Note 17)
Product sales	$547,118	$185,375	$1,385,042	$707,818
Consulting services	40,766	33,465	69,388	182,081
	587,884	218,840	1,454,430	890,899
COST OF SALES,
including underutilized capacity of $25,144	283,070	105,897	711,674	426,637
GROSS PROFIT	304,814	112,943	742,756	464,262

EXPENSES
Selling	816,421	801,805	2,351,416	2,054,124
General and administration	1,297,333	475,247	2,614,981	1,657,453
Product development and clinical trials	1,087,292	618,971	2,123,995	2,061,534
Inventory write down	-	-	94,404	124,170
Amortization	1,106,809	46,236	1,228,245	145,486
	4,307,855	1,942,259	8,413,041	6,042,767
LOSS BEFORE OTHER
INCOME (EXPENSES)	(4,003,041)	(1,829,316)	(7,670,285)	(5,578,505)
OTHER INCOME (EXPENSES)
Interest income	36,500	59,689	59,803	141,769
Interest on long-term debt	(45,477)	(2,808)	(58,012)	(8,544)
Accreted interest on repayable
contribution agreement (Note 14)	(3,880)	-	(11,565)	-
Gain (Loss) on foreign exchange	11,875	(29,741)	18,788	(85,445)
	(982)	27,140	9,014	47,780
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	(4,004,023)	(1,802,176)	(7,661,271)	(5,530,725)
DEFICIT, BEGINNING OF PERIOD	(29,287,646)	(21,628,986)	(25,630,398)	(17,900,437)
DEFICIT, END OF PERIOD	$(33,291,669)	$(23,431,162)	$(33,291,669)	$(23,431,162)

BASIC LOSS PER SHARE	$(0.23)	$(0.32)	$(0.81)	$(1.17)
FULLY DILUTED LOSS PER SHARE	$(0.21)	$(0.32)	$(0.77)	$(1.17)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	17,701,276	5,560,477	9,607,410	4,725,886
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	18,901,403	5,560,477	10,007,456	4,725,886

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30

	Three months ended		Nine months ended
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net loss for the period	$(4,004,023)	$(1,802,176)	$(7,661,271)	$(5,530,725)
Items not affecting cash
Inventory write down	-	-	94,404	124,170
Amortization	1,106,809	46,236	1,228,245	145,486
Interest on repayable contribution agreement	3,880	-	11,565	-
Stock-based compensation	273,687	44,770	303,427	138,528
	(2,619,647)	(1,711,170)	(6,023,630)	(5,122,541)
Change in non-cash operating assets and liabilities
Accounts receivable	(171,684)	(53,382)	56,632	(109,859)
Inventory	(118,451)	5,570	(206,485)	141,218
Prepaid expenses and other assets	255,610	48,883	86,025	42,605
Retirement assets	34,388	-	34,388	-
Accounts payable and accrued liabilities	(150,910)	30,018	(45,417)	336,906
Retirement liabilities	(25,604)	-	(25,604)	-
	(2,796,298)	(1,680,081)	(6,124,091)	(4,711,671)
INVESTING ACTIVITY
Acquisition of business, net of cash of $781,008
B-Balloon Ltd.	(274,858)	-	(274,858)	-
Neovasc Medical Ltd.	210,625	-	210,625	-
Accounts payable on acquisitions	273,046	-	273,046	-
Purchase of property and equipment	(59,175)	(492,665)	(72,867)	(525,807)
	149,638	(492,665)	135,946	(525,807)
FINANCING ACTIVITIES
Increase in long-term debt	-	298,911	-	298,911
Repayment of long-term debt	(4,868)	(1,548)	(16,903)	(11,748)
Repayment of loan from related party of B-Balloon	(356,440)	-	(356,440)	-
Repayment of repayable contribution agreement	(1,099)	(1,161)	(5,482)	(3,717)
Proceeds from share issue, net of costs	8,231,088	-	8,231,088	7,251,421
	7,868,681	296,202	7,852,263	7,534,867
(DECREASE)/INCREASE IN CASH	5,222,021	(1,876,544)	1,864,118	2,297,389
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	(115,499)	6,872,668	3,242,404	2,698,735
END OF PERIOD	$5,106,522	$4,996,124	$5,106,522	$4,996,124
REPRESENTED BY:
(Bank Overdraft)/Cash	287,849	516,580	287,849	516,580
Cashable guaranteed investment certificates	4,818,673	4,479,544	4,818,673	4,479,544
	$5,106,522	$4,996,124	$5,106,522	$4,996,124
NON CASH TRANSACTIONS
Change in Asset Use (Note 9)	-	-	-	53,592
Issuance of shares to acquire		-
B-Balloon and Neovasc Medical (Note 4)	24,613,554	-	24,613,554	-
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	7,417	2,494	19,952	8,544

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

About Neovasc Inc.
Neovasc Inc. develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. The company's current products help doctors diagnose and treat a wide range of health conditions, including vascular diseases and obesity. They include the Metricath® arterial and in-stent measurement system, and PeriPatch™ surgical tissue and staple line reinforcement products. Neovasc also provides contract medical device development and manufacturing services as well as a pipeline of newly acquired technologies and products. For more information, visit: www.neovasc.com.

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Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

Chief Financial Officer
Neovasc Inc
Chris Clark
604-270-4344

U.S. Investor and Media Contact:
GendeLLindheim BioCom Partners
Barbara Lindheim
212-918-4650